SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. __6__)*

                            TCI INTERNATIONAL, INC.
                               (name of issuer)

                    Common Stock $.01 par value per share
                        (Title of Class of Securities)

                                  872293-10-5
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section
18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:
      TCI International Inc. Employee Stock Ownership Plan (formerly the Technology for Communications International Employee Stock Ownership
      Plan)     94-2431209
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [    ]
                                                                   (b)  [    ]
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:                         California

12/31/94
NUMBER OF                   5  SOLE VOTING POWER (See disclaimer in Item 4)  0
SHARES
BENEFICIALLY                6  SHARED VOTING POWER                           0
OWNED BY EACH
REPORTING                   7  SOLE DISPOSITIVE POWER                  797,679
PERSON WITH
(See disclaimer in Item 4)  8  SHARED DISPOSITIVE POWER                100,342

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,021 (See disclaimer in Item 4)
10    CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      ______
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    28.1%
12    TYPE OF REPORTING PERSON                                              EP
(Continued on following page)
Page 1 of 2 Pages
CUSIP NO.  872293-10-5             Schedule 13G              PAGE 2 OF 2 PAGES

Item 1(a): Name of Issuer:                 TCI International,Inc.
Item 1(b): Address of Issuer's
Principal Executive Offices:    222 Caspian Drive, Sunnyvale, CA
                                           94089
Item 2(a): Name of Person Filing:          TCI International Inc. Employee
                                           Stock Ownership Plan (formerly the
                                           Technology for Communications
                                           International Employee Stock
                                           Ownership Plan)
Item 2(b): Address of Principal
Business Office:                222 Caspian Drive, Sunnyvale, CA
                                           94089
Item 2(c): Citizenship:                    California
Item 2(d): CUSIP Number                    872293-10-5
Item 3: Type of Reporting Person:          Employee Benefit Plan which is
                                           subject to the provisions of the
                                           Employee Retirement Income Security
                                           Act of 1974
Item 4: Ownership                          The information in Items 5-11 on
                                           the cover page is incorporated by
                                           reference.
        Note:    TCI International Inc. Employee Stock Ownership Plan (the
        "Plan") disclaims beneficial ownership of TCI International Inc. common stock held as of December 31, 1994 in trust for inactive Plan participants over which the Plan does not have discretionary voting authority or full discretion to purchase or dispose of securities (100,342 shares as of December 31,1994) or for shares held in trust for active plan participants over which the Plan does not have discretionary voting authority (797,679 shares as of December 31, 1994) and the filing of this statement 13G shall not be construed as an admission that the Plan is the beneficial owner of any securities described in this sentence.

Item 5: Ownership of Five Percent
or Less of a Class:                        N/A
Item 6: Ownership of More than Five
Percent on Behalf of Another Person:       Shares are held in trust for the
                                           participants of the Employee Stock
                                           Ownership Plan.  No Plan
                                           participant is known to have such
                                           interest with respect to more than
                                           5% of the class except as follows:
                                           (i) John W. Ballard II and (ii)
                                           E.M.T.Jones
Item 7:Identification and Classification
of the Subsidiary which Acquired the
Security Being Reported on by the Parent
Holding Company:                           N/A
Item 8: Identification and
Classification of Members of the
Group:                                     N/A
Item 9: Notice of Dissolution of
Group:                                     N/A

Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 8, 1995


Signature:  __________________________________________________________
   Name and Title:  John W. Ballard II, Administrative Committee Member,
                    TCI International Inc. Employee Stock Ownership Plan